

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 4, 2018

Kevin A. Richardson, II
Acting Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 14, 2018**
> **File No. 333-213774**

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2018 letter.

Calculation of Registration Fee

1.   Please tell us whether any securities registered for resale by the previous registration statements mentioned in your response to prior comment 3 were sold. If any such securities were sold, clarify the basis for your conclusion that the related fee can be used to offset the fee for the pending registration statement.

2.   We note the first sentence of the last paragraph of your response to prior comment 3. Please expand your response to (1) clarify how the September 2016 registration statement relies on Rule 457(p) with regard to the fee paid in the 2014 registration statement, and (2) tell us the purpose of filing post-effective amendments to deregister shares if the shares were previously deregistered.

3.   Fee transfers are not available from unsold shares that were deregistered before a new
        registration statement is filed. For guidance, see the Division of Corporation Finance's
        Securities Act Rules Compliance and Disclosure interpretation 240.10 available on the
        Commission's website. Please revise as appropriate.

2016 Equity Offering, page 28

4.   The last paragraph of your response to prior comment 3 appears to state that offers and
        sales of the shares underlying the units terminated in April 2016. Please provide us your
        analysis supporting your conclusions regarding whether the offer and sale of the units
        included an ongoing offering of the shares underlying the warrants. Cite in your response
        all authority on which you rely to support your conclusions regarding which securities
        underlying units and warrants registered for sale must also be registered for sale. We
        may have further comment on your response to prior comment 5 after you address this
        comment.

5.   Please reconcile the statement in your response to prior comment 5 that the shares
        underlying the warrants were not registered as part of the 2016 equity offering with your
        fee table in the related registration statement. Also, address the placement agent warrants
        sold as part of that transaction, and how the amount of such warrants sold is reconcilable
        to the amount deregistered.

6.   From the last sentence of your response to prior comment 5, it is unclear whether you are
        intending to register the exercise of the warrants or the resale of the underlying shares.
        Please clarify.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any
questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Murray Indick, Esq.
        Morrison Foerster LLP